EXHIBIT 99.1

Media Advisory: Hut 8 to Release Q2 2023 Results August 14

TORONTO, Aug. 9, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), innovation-focused digital asset mining pioneer and provider of high-performance computing, will be releasing results for the quarter ended July 31, 2023 via a conference call on August 14, 2023.

Who:	Analysts, media, and investors are invited to attend.

What:	Hut 8 executives will review the company's second quarter financial results and comment on recent corporate developments.

When:	Results will be shared via media release and on the Company's website at https://hut8mining.com/investors/ on August 14, 2023. The conference call and webinar will begin at 10 a.m. ET.

Where:	To join the conference call without operator assistance, you may register and enter your phone number at https://ow.ly/vmjc50PqkLA to receive an instant, automated call back that will place you in the conference.

Those joining via operator should dial in 5-10 minutes early to: 1-888-664- 6392 (toll-free, North America) and use code: 388162#.

About Hut 8

Through innovation, imagination, and passion, Hut 8's seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on Twitter at @Hut8Mining.

SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2023/09/c2482.html

%CIK: 0001731805

For further information: Contacts, Hut 8 Investor Relations, Sue Ennis, sue@hut8.io; Hut 8 Media Relations, Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 09-AUG-23